Exhibit 15. 1

UC Asset Limited Partnership

2299 Perimeter Park Dr. #120

Atlanta, GA 30341, USA

Announcement of Conversion into

Qualified Opportunity Fund

(Atlanta, May 14, 2019) Management of UC Asset announced today that the Company will convert itself into a Qualified Opportunity Fund (QoF), a move expected to bring remarkable tax benefits to its investors and greatly enhance its competitiveness on the asset management market.

A QoF is an investment vehicle that invests in eligible property located in a Qualified Opportunity Zone. An Opportunity Zone (OZ) is an economically distressed community where new investments, under certain conditions, may be eligible for preferential tax treatment. There are many communities that have been designated as OZs, within and surrounding the metro-Atlanta area, where UC Asset’s is headquartered and has invested most of its portfolio.

QoF and OZ are new policy tools created by the 2017 Tax Cuts and Jobs Act, designed to spur investment in distressed communities throughout the country through tax benefits. Those tax benefits will be granted to investors who invest into a QoF.

“Once we have converted into a QoF, our investors will be eligible to defer the capital gain tax on prior investments till December 2026, and up to 15% of that deferral may become permanent elimination depending on how long the investors will hold on their investments,” says Greg Bankston, managing member, UC Asset’s General Partner.

“Furthermore, if an investor holds his/her investment in our Company for more than 10 years, he/she will be able to adjust their capital gain basis to the fair market value, which could eliminate a significant part of his/her capital gain tax for the period when he/she invests with us.”

QoF is a relatively new vehicle, and yet there have been numerous QoF created due to the substantial tax benefit a QoF will offer. However, UC Asset management believes the company has unique advantages to compete against other QoFs.

“We are one of the few public companies, possibly the only public company presently, preparing to become a QoF.” says Larry Wu, major member of UC Asset’s General Partner, “It means our investors will be offered the benefit of investing into a public company, besides those investing into a QoF.”

“Furthermore, we are a company that has already operated for more than 3 years, including operations in OZs, before we transitioned to become a QoF. Our experience makes us a front-runner in this relatively new area,” Wu states.

The Company expects the transition to be completed by March 2020. During this period, the Company will swap its assets outside of OZs for assets inside of OZs, within and surrounding metro Atlanta.

The Company will utilize the services of its legal advisor, Reed Smith LLP, to complete the transition. The Company projects the cost associated with the transition will be minimal.

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For more information about QoF and OZ, please referred to the following links:

https://www.irs.gov/newsroom/opportunity-zones-frequently-asked-questions

https://www.irs.gov/newsroom/treasury-irs-issue-proposed-regulations-on-new-opportunity-zone-tax-incentive

https://www.cdfifund.gov/Pages/Opportunity-Zones.aspx

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com